                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                SCHEDULE 13D/A10
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 10)


                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    00760B105
                                 (CUSIP Number)

                                Robert D. Denious
                                2000 Town Center
                                   Suite 2450
                              Southfield, MI 48075
                               Tel: (248) 213-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 21, 2004
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

CUSIP NO. 00760B105                    13D                     Page 2 of 9 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

    QUESTOR PARTNERS FUND II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[x ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                 80,267,912
  OWNED BY
    EACH              ----------------------------------------------------------
  REPORTING           8      SHARED VOTING POWER
 PERSON WITH
                             4,340,095

                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             80,267,912

                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             4,340,095

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    84,608,007

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.1%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00760B105                    13D                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

    QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[x ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                 3,093,284
  OWNED BY
    EACH              ----------------------------------------------------------
  REPORTING           8      SHARED VOTING POWER
 PERSON WITH
                             81,514,723

                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             3,093,284

                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             81,514,723

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    84,608,007

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.1%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00760B105                    13D                     Page 4 of 9 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

    QUESTOR SIDE-BY-SIDE PARTNERS II3(C)(1), L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[x ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                 1,246,811
  OWNED BY
    EACH              ----------------------------------------------------------
  REPORTING           8      SHARED VOTING POWER
 PERSON WITH
                             83,361,196

                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             1,246,811

                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             83,361,196

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    84,608,007

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.1%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN

--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 10 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on December 20, 1999 (as amended, the "Statement") is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety as follows:

         This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and, together with Questor Partners II and Questor SBS II, the "Filing Persons").

         The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons' managers and their affiliates.

         The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership ("QGP II"), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation ("Questor Principals"), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company ("Questor Management", and together with the Filing Persons, QGP II and Questor Principals, the "Questor Entities") conducts the day-to-day management of the Filing Persons and other investment funds.

         The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Henry L. Druker, Michael Grindfors, John A. Janitz, Albert A. Koch, Michael D. Madden and Wallace L. Rueckel are the directors of Questor Principals (the "Questor Directors"). Mr. Alix and Mr. Janitz are the executive officers of Questor Principals and Questor Management, and Mr. Alix is the sole director of Questor Management.

         Mr. Alix is the President and Chief Executive Officer and a Co-Managing Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of AlixPartners, LLC, a Delaware limited liability company ("AlixPartners"), a


                               Page 5 of 9 Pages
nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Janitz is a Co-Managing Principal of Questor Principals and Questor Management. Mr. Druker, Mr. Grindfors, Mr. Koch, Mr. Madden and Mr. Rueckel are Principals of Questor Principals and Questor Management. Mr. Grindfors is the President and a Principal of AlixPartners. Mr. Koch is a Principal of AlixPartners. Each of the Questor Directors, other than Mr. Grindfors, is a citizen of the United States. Mr. Grindfors is a citizen of Sweden.

         The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Grindfors, Mr. Janitz, Mr. Koch and Mr. Rueckel are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075. The business address of Mr. Druker and Mr. Madden is 9 West 57th Street, 34th Floor, New York, New York 10017.

         During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following thereto:

         As discussed in Item 4 below, on April 21, 2004, each Filing Person acquired additional shares of Common Stock upon the conversion of the shares of Series F Preferred held by each such person. No additional funds or other consideration were required.


ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On April 21, 2004, each Filing Person converted all of the shares of Series F Preferred held by each such person into shares of Common Stock in accordance with the Stockholders Agreement entered into on November 5, 2003, by and among the Company, Deutsche Bank, Essar and Thayer Equity Investors, III, L.P. and certain of its affiliates, which Stockholders Agreement was previously filed as Exhibit 2 to Amendment No. 9 to the Statement on Schedule 13D, which was filed with the Commission on November 14, 2003.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) is hereby amended and restated in its entirety as follows:

         (a) As of April 21, 2004, the Filing Persons, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 84,608,007 shares of Common Stock and (ii) 544,148,774 shares of Common Stock beneficially owned by Thayer, Deutsche Bank and Essar as of such date (Thayer's,


                               Page 6 of 9 Pages

Deutsche Bank's and Essar's ownership being based on advice received from the Company). Each of the Filing Persons, the Questor Entities and the Questor Directors disclaims beneficial ownership of shares beneficially owned by Thayer, Deutsche Bank and Essar.

         As of April 21, 2004, (1) Questor Partners II is the direct beneficial owner of 80,267,912 shares of Common Stock, (2) Questor SBS II is the direct beneficial owner of 3,093,284 shares of Common Stock and (3) Questor 3(c)(1) is the direct beneficial owner of 1,246,811 shares of Common Stock.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities, Thayer, Deutsche Bank and Essar may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by each of the Filing Persons, Thayer, Deutsche Bank and Essar as a result of these persons being parties to the Stockholders Agreement described above in Item 4. As a result, the Common Stock reported as beneficially owned by Thayer, Deutsche Bank and Essar may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding as of May 24, 2004 by the Company in its Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2004, the Questor Entities and the Questor Directors may be deemed to own beneficially 95.3% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons, the Questor Entities and the Questor Directors disclaims beneficial ownership of shares beneficially owned by Thayer, Deutsche Bank and Essar.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1. Joint Filing Agreement.




                               Page 7 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2004
                                QUESTOR PARTNERS FUND II, L.P.
                                a Delaware limited partnership

                                By: Questor General Partner II, L.P.
                                    its General Partner
                                By: Questor Principals II, Inc.
                                    its General Partner

                                By: Robert D. Denious
                                    ------------------------------------
                                Title:  Managing Director



                                QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                a Delaware limited partnership

                                By: Questor Principals II, Inc.
                                    Its General Partner

                                By: Robert D. Denious
                                    ------------------------------------
                                Title:  Managing Director



                                QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                                By: Questor Principals II, Inc.
                                    Its General Partner

                                By: Robert D. Denious
                                    ------------------------------------
                                Title:  Managing Director




                               Page 8 of 9 Pages

                                INDEX OF EXHIBITS


1.    Joint Filing Agreement.



                               Page 9 of 9 Pages